Lisa M. Henry

T +1 617 951 7780

lisa.henry@ropesgray.com

February 14, 2025

VIA EDGAR

Ms. Eileen Smiley

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: AMG Pantheon Infrastructure Fund, LLC (the “Fund”) File Nos. 333-283670 and 811-24032

Dear Ms. Smiley:

The following responds to the comments provided via email on January 6, 2025, in connection with the Securities and Exchange Commission (“SEC”) staff’s review of a registration statement (the “Registration Statement”) filed by the Fund on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) and Securities Act of 1933. The changes to the Fund’s disclosure discussed below are reflected in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement (the “Revised Registration Statement”).

For your convenience, we have repeated each comment below, and the Fund’s responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

PROSPECTUS

COVER PAGE, Pages 1 - 3

1.

Page 1 references three separate classes of Units of the Fund that will be offered. Later in the registration statement on Page 16, you state that the Adviser and “certain Funds” have obtained exemptive relief to operate a multi-class closed-end Fund. Please identify the exemptive order by Investment Company Act Release Number that permits this Fund to offer multiple classes of shares.

Response: The Fund will rely on AMG Pantheon Credit Solutions Fund and Pantheon Ventures (US) LP (File No. 812-15534) Investment Company Act Rel. Nos. 35116 (January 26, 2024) (notice) and 35134 (February 21, 2024) (order).

2.	Please add to the second sentence of the first page that the Fund will also make periodic repurchases of its Units subject to certain conditions. See, Item 1.b of Form N-2.

Response: The requested change has been made.

3.

The fifth sentence of the first paragraph on Page 1 states that the Fund “intends to make investments in equity interests” across a wide variety of infrastructure investments which is then defined as “Infrastructure Assets”. The Fund’s 80% investment policy is then defined by reference to investments in “Infrastructure Assets.” Please clarify whether the Fund intends to invest in debt securities of companies, or private funds, in the infrastructure sector.

Response: The Fund may have exposure to infrastructure debt. The Fund has revised its disclosure in response to this comment.

4.

Please explain supplementally to the staff whether the private investment funds referenced in the seventh sentence of the first paragraph on Page 1 refer to private funds relying on the exemptions in Section 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940 (“1940 Act”). If so, registered closed-end funds that invest more than 15% of their net assets in hedge funds or private equity funds should impose a minimum initial investment requirement of at least $25,000 and restrict sales to investors that, at a minimum, satisfy the accredited investor standard. Please explain to us why it would be appropriate for the Fund to offer shares without imposing these limitations. The staff could have additional comments after reviewing your response.

Response: Given the nature of the Investment Funds in which the Fund will seek to invest, the Fund does not believe it is appropriate or in the best interests of investors for the Staff to impose the limitations described above. The Investment Funds in which the Fund will invest likely will encompass a mixture of funds that either do not meet the definition of “investment company” under Section 3(a)(1)(A) and Section 3(a)(1)(C) (i.e., funds which do not engage primarily in the business of investing, reinvesting or trading in securities and instead primarily hold real assets or are engaged in non-investment company businesses related to real assets) or are excluded from the definition of an “investment company” for purposes of the 1940 Act under Sections 3(c)(1), 3(c)(5), and/or 3(c)(7) under the 1940 Act. However, the nature of the investment portfolio, risk and expense profile of each Investment Fund the Fund will invest in largely will be consistent with that of a private real estate investment trust (a “REIT”) and the Fund anticipates that it will primarily invest in Investment Funds that will not include funds that: engage in hedging related strategies (other than foreign currency hedging), have significant exposure to commodities or derivatives, impose performance fees on unrealized gains, or employ a significant amount of leverage. Like most private REITs, the assets held by the various Investment Funds largely will be interests directly or indirectly in physical assets or improvements on physical assets. Indeed, the investment portfolio of the Fund will be substantially similar to other closed-end management investment companies that are offered to retail investors without regard to whether or not such investors satisfy the definition of an “accredited investor” under Regulation D. Imposing such a limitation on the Fund would significantly disadvantage the Fund relative to its peer funds without a substantive difference between the investment portfolio of the Fund and such peers.

Like investments held by private REITs, the investments held by the Investment Funds in which the Fund will invest are long-duration investments. Indeed, the risk-return profile for infrastructure Investment Funds looks more like the spectrum of risks and returns applied to most institutional real estate portfolios.

The Fund notes that the Investment Funds in which it will invest will be managed by institutional infrastructure managers. By investing in the Investment Funds offered by multiple managers, the Fund will benefit from building an investment portfolio that is diversified with respect to individual infrastructure projects, as well as with respect to geography.

The operation of the Investment Funds is consistent with that of other institutional oriented funds. In particular, the Investment Funds all will provide the Fund and the Adviser with annual audited financials, quarterly unaudited financials, quarterly investment account statements, detailed information about each asset held (including valuations) and the leverage and liabilities of the Investment Fund.

5.

Page 2 contains a statement that purchasers of the Units will become bound by the terms and conditions of the limited liability company agreement (“Agreement”). Please add disclosure to this statement “as described in this registration statement” at the end of this sentence and add a cross reference to the section of the registration statement that discusses the pertinent provisions of this Agreement and the By-Laws.

Response: The Fund has attached a copy of the Fund’s Agreement to the Fund’s prospectus as Appendix A and the Fund added disclosure to that effect on page 2.

6.

Please add a bullet to the Cover Page risk disclosure on Page 2 that states “An investor will pay a sales load of up to [_]% and offering expenses of up to [_]% on the amounts it invests. If you pay the maximum aggregate [__]% for sales load and offering expenses, you must experience a total return on your net investment of [__]% in order to recover these expenses.”

Response: The Fund has added the following disclosure in response to this comment:

An investor will pay a sales load of up to 3.50% for Class M Units. The Fund will also incur organization and offering expenses of [ ]%, which are paid by the Fund at the Fund level, and these costs are estimated to be approximately $[ ] and are reflected in the “Other Expenses” line item of the fee table. Please see “Summary of Fund Expenses.” If you pay the maximum aggregate [ ]% for sales load and organization and offering expenses for Class M Units, [ ]% in organization and offering expenses for Class S Units and [ ]% in organization and offering expenses for Class I Units, you must experience a total return on your net investment of [ ]% for Class M Units, [ ]% for Class S Units and [ ]% for Class I Units in order to recover these expenses.

7.	Please add a cross reference to the last bullet point on Page 2 to those sections of the Prospectus that discuss the Fund’s repurchase policies and attendant risks.

Response: The requested change has been made.

8.

The third paragraph on Page 3 discusses generally the Fund’s repurchase policy. Please also disclose on the Cover Page the intervals between deadlines for repurchase requests, pricing and repayment and, if applicable, the anticipated timing of the Fund’s initial repurchase offer.

Response: The requested change has been made.

SUMMARY OF TERMS, Pages 5 - 25

9.

The summary should be a clear and concise description of the key features of the Fund devoid of technical jargon with excessive detail discussed in Item 8 with cross references to the applicable sections of the registration statement that discuss items in more detail to ensure that other disclosure, such as the fee table is not obscured by lengthy summary disclosure. See Form N-2, Part A: The Prospectus. Examples of summary sections with excessive detail and/or technical jargon better covered in Item 8 include, but is not limited to:

(a)

The section entitled “Investment Objective and Strategies” on Pages 5-7 includes excessive detail, including undefined terms (e.g. club deal, continuation vehicle), a non-exhaustive list, but not a comprehensive definition, of infrastructure assets, as well as permissive, but non-principal investment strategies including descriptions of investments in two different subsidiaries;

Response: The Fund has revised the section “Investment Objective and Strategies” in response to this comment.

(b)

The summary section also includes another section entitled “Investment Strategies” on Pages 7-11 that also goes into further descriptions of the investment process and other allocation methodology that can be summarized with cross references to the Item 8 discussion of the Fund’s principal and non-principal investment strategies; the discussion also contains further undefined terms (e.g., J-curve) that is more appropriately discussed in Item 8; and

Response: The Fund has revised the section “Investment Strategy” in response to this comment.

(c)

The summary section contains a section entitled “The Fund” on Page 5 and another section entitled “The Fund” on Page 7. The section on Page 7 contains the statement that the Fund has “features” of a closed-end investment company that conflicts with the description on Page 5 that the Fund is a closed-end fund. Please reconcile the disclosure in these two sections and consider consolidating.

Response: The requested change has been made.

10.

The final paragraph of the section entitled “Investment Objective and Strategies” on Page 7 references an exemptive order received by the Adviser that allows certain Funds advised by the Adviser to make co-investments with affiliates. Please identify to the staff by Investment Company Act Order No. the exemptive order that allows this Fund to co-invest with certain affiliates.

Response: The Fund currently intends to rely on AMG Pantheon Master Fund, et al. (File No. 812-14626-01) Investment Company Act Rel. Nos. 33687 (November 18, 2019) (notice) and 33714 (December 13, 2019) (order).

11.

In the first paragraph of the section entitled “Secondary Investments” on Page 8, we note that the Fund will be making unfunded commitments to invest in private investment funds. Please supplementally explain if the Fund will treat its unfunded commitments as senior securities under Section 18(g) of the 1940 Act. If the Fund has unfunded commitments that it will not treat as senior securities, please provide us with a representation that the Fund reasonably believes that its assets will provide adequate cover to allow it to satisfy its future unfunded investment commitments, and include an explanation as to why the Fund believes it will be able to fund its future unfunded investment commitments.

Response: The Fund intends to make capital commitments that may be unfunded for some period of time and expects that these unfunded capital commitments generally will not be treated as senior securities. The Fund represents that it reasonably believes that its assets will provide adequate coverage to allow it to satisfy any of its future unfunded capital commitments. The Fund and the Adviser intend to monitor the Fund’s level of unfunded capital commitments to determine that the Fund has sufficient assets and available debt under leverage facilities to provide adequate coverage to satisfy unfunded capital commitments that are likely to be drawn upon by Investment Funds.

12.

The registration statement identifies various types of pooled investment vehicles (including “private investment funds”, “vehicles”, and “continuation vehicles”) that the Fund may invest in, without specifically defining these vehicles. Please specifically define each type of pooled investment vehicle the Fund may invest in, including whether the pooled investment vehicle is relying upon an exclusion from the investment company definition under the 1940 Act. For example, the last paragraph of the section entitled “Secondary Investments” on Page 8, references continuation vehicles. Please disclose and supplementally explain if these “continuation vehicles” are funds relying on the exclusions under Sections 3(c)(1) or 3(c)(7) of the 1940 Act.

Please use consistent terminology to describe these pooled investment vehicles throughout the registration statement.

Response: The Fund has removed the phrase “continuation vehicle” from its Prospectus and has defined the various types of pooled investment vehicles it may invest in. In addition, the Fund has added the following disclosure under “Investment Program.”

The Investment Funds are not registered as investment companies under the 1940 Act because they do not meet the definition of investment company under the 1940 Act or because they are relying on exclusions in Sections 3(c)(1), 3(c)(5), and/or 3(c)(7).

13.

In the section entitled “Co-Investments” on Page 8, please clarify and consider grouping these with “Direct Investments” on Page 9 as they both involve direct investments in securities issued by portfolio companies rather than investments in private funds.

Response: The Fund believes that Co-Investments are distinct from Direct Investments for the reasons disclosed in the Registration Statement. Therefore, the Fund respectfully declines to make the requested change, but the Fund has clarified in the Registration Statement the meaning of the terms Co-Investments and Direct Investments.

14.

The final paragraph on Page 9 that carries over to Page 10 discusses the Asset Coverage Requirement. As this does not relate to a key feature of the Fund, consider moving this disclosure to Item 8 and discuss there the requirements for borrowing versus for derivatives.

Response: The requested change has been made.

15.

The first full paragraph on Page 9 discusses how the Adviser will diligence Private Infrastructure Assets. In an appropriate place in the Registration Statement, please disclose how the Adviser considers “risk management” and “operational resilience”.

Response: The Fund has reviewed its disclosure and believes that the discussion of risk management on Page 9 of the Prospectus provides a complete summary of the Adviser’s risk management diligence. The Adviser does not consider “operational resilience” as part of its diligence efforts and the Fund respectfully submits that such term is not used in the Registration Statement.

16.

The first sentence on Page 11 states that the “Adviser may invest the Fund’s assets in Private Infrastructure Investments or Infrastructure Assets that engage in investment strategies other than those described in this Prospectus . . ..” Please supplementally explain if this applies to investments that fall under the Fund’s 80% policy, and if so, please supplementally explain how this complies with rule 35d-1. If the disclosure is referring to non-principal investments or temporary defensive measures, then please revise the disclosure accordingly.

Response: In response to this comment, the Fund has removed the above-referenced language.

17.

The final sentence before the section entitled “Borrowing” on Page 11 states that the “[p]rivate Infrastructure Investments are not subject to the Fund’s investment restrictions and are generally subject to few investment limitations” and follows a paragraph on Subchapter M. Please explain supplementally to the staff what this sentence means and whether it is solely related to Subchapter M requirements. If not, please consider adding this to a risk section about the risks of investing in private funds or remove this from the summary section and describe in greater detail in Item 8.

Response: The Fund confirms that this disclosure does not relate solely to Subchapter M requirements and has moved this disclosure to “Risk Factors.”

18.

The section entitled “Potential Benefits of Investing in the Fund” on Page 12 discusses potential benefits of investing in the Fund without clear disclosure about the risks of investing in the Fund. The Synopsis should be a clear and concise summary of the key features of the Fund and Registrant. To balance out this discussion if left in the Summary, please add a section detailing the material risks of investing in this Fund immediately following this section. The potential risks of investing in this Fund are currently spread out throughout different parts of the Summary, including the final paragraph in the section entitled “The Offering” on Page 13, and the section entitled “Risk Factors” on Pages 19 - 25.

Response: The Fund has moved the section titled “Risk Factors” to appear directly after the section titled “Potential Benefits of Investing in the Fund.”

19.

The Registration Statement refers to two subsidiaries (each a “Subsidiary”, and collectively, “Subsidiaries”) in the Summary and Item 8 and discloses at times that these subsidiaries are wholly owned (e.g., Page 6 of the Summary). The second sentence of the section entitled “Management Fee” on Page 14 and elsewhere in the Registration Statement, discloses that the Fund bears a proportionate share of the investment management fee paid by each Subsidiary. In connection with the Fund’s use of Subsidiaries:

(a)	Please explain or confirm supplementally to the staff the following:

i.	Confirm if each Subsidiary is wholly owned and, if not, please disclose supplementally whether the Fund primarily controls the subsidiary;

Response: The Fund confirms each Subsidiary is 100% owned by the Fund (a “Wholly-Owned Subsidiary”).

ii.	If the subsidiaries are wholly owned, please explain to the staff why the Fund would only bear a proportionate share of the investment management fee paid by each Subsidiary;

Response: The Fund has revised its disclosure in response to this comment.

iii.	whether the financial statements of the wholly owned Subsidiary will be consolidated with those of the Fund. If not, please explain why not;

Response: The Fund confirms that the financial statements of any Wholly-Owned Subsidiaries will be consolidated with those of the Fund.

iv.

Confirm that each Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act.

Response: The Fund confirms that each Wholly-Owned Subsidiary and its board of directors will agree to inspection by the staff of the Wholly-Owned Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act.

(b)	Please disclose the following points in an appropriate place in the Registration Statement:

i.	that “Subsidiary” includes entities that engage in investment activities in securities or other assets that are primarily controlled by the Fund;

Response: The Fund supplementally confirms that it does not currently intend to invest in subsidiaries that are primarily controlled by the Fund other than Wholly-Owned Subsidiaries, which are addressed in the existing disclosure.

ii.	that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) on an aggregate basis with the Subsidiary;

Response: The Fund respectfully submits that “Wholly-Owned Subsidiaries Risk” in the section of the Prospectus titled “Types of Investments and Related Risk Factors” states, “Neither Subsidiary is registered under the 1940 Act, but each Subsidiary will comply with certain sections of the 1940 Act (e.g., it will enter into an investment management agreement with the Adviser that contains the provisions required by Section 15(a) of the 1940 Act (including the requirement of annual renewal), will have an eligible custodian or otherwise meet the criteria of Section 17(f) of the 1940 Act, and, together with the Fund on a consolidated basis, will comply with the provisions of Section 8 of the 1940 Act relating to fundamental investment policies, Section 17 relating to affiliated transactions and fidelity bond requirements, Section 18 relating to capital structure and leverage, and Section 31 regarding books and records) and be subject to the same policies and restrictions as the Fund as they relate to the investment portfolio.”

The Fund believes that this disclosure is responsive to the comment and, accordingly, respectfully declines to make any changes in response to this comment.

iii.

that the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary so that the Fund treats the Subsidiary’s debt as its own for purposes of Section 18;

Response: Please see the response to comment 19(b)(ii) above.

iv.

that any investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act. Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement of the Fund. If the same person is the Adviser to both the Fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined;

Response: Please see the response to comment 19(b)(ii) above.

v.	that each Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any.

Response: Please see the response to comment 19(b)(ii) above. The requested change with respect to identifying the custodian has been made.

vi.

any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in a Subsidiary should reflect aggregate operations of the Fund and the Subsidiary.

Response: The Fund confirms that the description of the Fund’s principal investment strategies and risks contained in the Revised Registration Statement will reflect the aggregate operations of the Fund and any Subsidiary.

vii.

the wholly-owned Subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees,” and the wholly-owned subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table; and

Response: The Fund confirms that a Wholly-Owned Subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees,” and a Wholly-Owned Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table.

viii.

Funds that invest only through wholly-owned subsidiaries should disclose that the Fund does not or does not currently intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund.

Response: The Fund confirms that it does not currently intend to create or acquire primary control of any entity which primarily engages in investment activities or in securities or other assets, other than entities that are Wholly-Owned Subsidiaries, and accordingly, the Fund respectfully declines to make any changes in response to this comment.

20.

The synopsis should contain a clear and concise description of the key features of the Expense Limitation and Reimbursement Agreement on Pages 15 -16 of the Summary with cross references to the more detailed description contained in Item 8.

Response: The requested change has been made.

21.

The section entitled “Risk Factors” on Pages 19 - 25 of the Summary, should be a clear and concise description of the material risks of the Fund with cross references to the more detailed risk disclosure contained on Pages [__]-[__] of Item 8. As referenced in Comment 18, if the section entitled “Potential Benefits of Investing in the Fund” is retained in the Summary, the material risks of investing in the Fund also should be moved to appear immediately after that section for a balanced presentation of the potential benefits of investing in the Fund.

Response: The requested change has been made.

22.

The last paragraph of the section entitled “Additional Information About the Fund” on Page 25 contains disclaimers about the effect of the Prospectus and Registration Statement creating no contract or conferring any right not explicitly conferred by state or federal securities laws that cannot be waived. Please add a cross-reference to the section of the Registration Statement describing the Limited Liability Agreement and By-Laws that may limit an investor’s rights or attempt to waive any such right conferred under state or federal securities laws.

Response: The requested change has been made.

SUMMARY OF FUND EXPENSES, PAGES 26-28

23.	The Summary of Fund Expenses on Page 26 states that Annual Expenses are presented as a “percentage of average net assets attributable to Units”. Please revise “Units” to “common shares”. See Item 3.

Response: The requested change has been made.

24.	If the Fund intends to borrow the first year of operation, then please disclose interest on borrowed monies in the Summary of Fund Expenses. See Item 3.1, Instruction 8.

Response: The Fund intends to enter into a credit facility, but does not intend to borrow under the facility in its first year of operation. Even though the Fund does not intend to borrow under the credit facility in its first year of operation, if the Fund changed its intention to borrow, the Fund will update the Summary of Fund Expenses to disclose interest on borrowed monies.

25.

Footnote 7 of the Summary of Fund Expenses on Page 27 states that the Expense Limitation and Reimbursement Agreement can be terminated upon mutual agreement of the Adviser and the Board. Please revise to state that the Expense Limitation and Reimbursement Agreement may only be terminated during the first year after effectiveness of the Registration Statement by the Board, or otherwise remove the fee waiver from the Summary of Fund Expenses table and instead discuss under Item 18.

Response: The Fund respectfully submits that Footnote 7 of the Summary of Fund Expenses states that the Expense Limitation and Reimbursement Agreement will remain in effect for at least one year from the effective date of the Fund’s registration statement and that the termination provision referenced above applies after this initial one-year period. Therefore, the Fund respectfully declines to make the requested change.

USE OF PROCEEDS, PAGE 29

26.	Please explain supplementally to the staff whether the Adviser anticipates that it could take longer than six months to invest all or substantially all of the proceeds.

Response: The Adviser anticipates that, under normal market conditions, it will be able to invest all or substantially all of the proceeds from a sale of Units in accordance with the Fund’s investment objective and policies in six months.

STRUCTURE, PAGE 29

27.

Similar to Comment 9.c, the first sentence of this section states that the Fund has features of a private fund and features of a closed-end fund that conflicts with the statement in the previous section entitled “THE FUND” that the Fund is a closed-end fund. Please reconcile the disclosure in these two sections.

Response: The requested change has been made.

INVESTMENT PROGRAM, Pages 30 - 39

28.

The first paragraph of this section on Page 30 states that the Fund intends to make investments in equity interests across a variety of infrastructure investments (i.e., nongovernmental infrastructure investments) and identifies different areas of possible investments. With respect to this first paragraph, please explain supplementally to the staff, and add clarifying disclosure regarding the following as appropriate:

(a)	Does the Fund intend to invest in debt securities of companies as part of its 80% policy involving Infrastructure Assets? If so, please disclose.

Response: The requested change has been made.

(b)

Does the Fund intend to invest only in non-governmental infrastructure investments as listed in the parenthetical? If so, please remove it from the parenthetical as an example into the definition and disclose.

Response: The Fund respectfully submits that non-governmental infrastructure investments is not currently included as an example, but rather is included as an explanation of the types of investments the Fund will make. In addition, the section “Investment Program” states that “[t]hese infrastructure investments will primarily be made through private transactions that are exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), and will not be made in governmental entities.” Nonetheless, in response to this comment, the Fund has removed the above-referenced parenthetical.

(c)

Please confirm that the definition of Infrastructure Assets is complete and if so, please remove “such as” from the definition. If the definition is not complete, please add a comprehensive definition of Infrastructure Assets.

Response: The requested change has been made.

(d)

Please disclose how the Fund is defining “digital infrastructure”, “logistics”, “energy efficiency”, “social and other infrastructure”, and “other real assets that provide essential services to society”.

Response: The requested change has been made.

29.

The first sentence of the second paragraph of this section on Page 30 defines the Fund’s 80% policy. Please disclose how the Fund is determining the nexus between a given investment and the investment focus suggested by its name (e.g., by an asset or revenue test). Please also supplementally explain and disclose how this nexus will be considered and applied to the Fund’s investments in pooled vehicles.

Response: The Fund intends to invest primarily in pooled investment vehicles. The Fund has revised its disclosure to state that under normal circumstances, the Fund will invest at least 80% of its net assets, plus any borrowings for investment purposes, directly or indirectly in Investment Funds and other vehicles primarily invested in Infrastructure Assets. The Fund will use an asset-based test for purposes of determining if an Investment Fund is invested primarily in Infrastructure Assets.

30.

The second sentence of the second paragraph refers to secondary opportunities and secondary investments. Please define these terms. For example, do these terms refer to direct investment in the securities of a portfolio company involved in infrastructure or to investments in private funds?

Response: In response to this comment, the Fund has removed the term “secondary opportunities” and defined “Secondary Investments.”

31.

The second paragraph on Page 30 also refers to Co-Investments. Please clarify whether Co-Investments are direct investments in companies engaged in the infrastructure sector or investments in private funds.

Response: The Fund respectfully submits that Co-Investments can refer to investments made directly in companies or investments in private funds. In response to this comment, the Fund has clarified its definition of Co-Investments.

32.	Please define the term a “club deal” and what the phrase “or otherwise” means in the second paragraph on Page 30.

Response: In response to this comment, the Fund has removed the above-referenced language from its Prospectus.

33.

With respect to the last sentence of the third paragraph on Page 30, please explain supplementally to the staff whether investments in real assets will be a principal strategy of the Fund and how (e.g., derivatives, investments through a subsidiary) the Fund will obtain exposure to real assets. Please also confirm that the list of such real is complete and if so, please delete the phrase “including, but not limited to” from this sentence. The staff could have additional comments.

Response: The Fund confirms that real assets may be considered “Infrastructure Assets” and the Fund intends to obtain exposure to real assets in the same way it will obtain exposure to other Infrastructure Assets. In response to this comment, the Fund has removed “including, but not limited to” from the above-referenced sentence.

34.

The fourth paragraph on Page 31 discloses that the Fund could invest directly in assets or through its Subsidiaries and then discloses that its investment in the “Corporate Subsidiary’ will not exceed 25% of its total assets. Please clarify the disclosure to clearly disclose if this 25% limit is per subsidiary or for both. Please explain supplementally to the staff, and consider clarifying disclosure, if the 25% limit is tied to Subchapter M requirements and will apply only quarterly or if the Fund’s investments in each subsidiary could exceed 25% at other times.

Response: The Fund respectfully submits that the 25% limitation applies to the Corporate Subsidiary only and is tied to Subchapter M requirements. The Fund has revised its disclosure in response to this comment.

35.

Please define the term “Lead Fund” disclosed on Page 31. Please also supplementally explain why disclosure about the Lead Fund is included in the paragraph about investments in a Subsidiary. If unrelated, please consider disclosing information about the Lead Fund in a separate paragraph.

Response: The requested change has been made. The Fund respectfully submits that the Lead Fund will be a Wholly-Owned Subsidiary of the Fund.

36.	Please clarify the last phrase of the first sentence of the fifth paragraph on Page 31.

Response: The requested change has been made.

37.

Please reconcile the disclosure in the third sentence of the fifth paragraph on Page 31 that the Fund could exclude geographies with the previous sentence that the Fund will have a primary focus on North America and Europe/UK.

Response: The Fund has reviewed its disclosure and does not believe that the above-referenced sentences are inconsistent. While the Fund will have a primary focus on North America and the UK/Europe, the Fund may exclude certain geographies at any given time. Therefore, the Fund respectfully declines to make the requested change.

38.

Disclosure in the last sentence in the fifth paragraph on Page 31 references how the Fund “may not have any exposure to such investments” due to legal or regulatory reasons. Does that sentence refer solely to infrastructure investments in certain geographic areas? Please clarify.

Response: The requested change has been made.

39.

The ninth paragraph on Page 31 generally states that the Fund’s compliance with investment limitations is usually determined at the time of investment and includes as an example changes to the market capitalization of companies. Because the Fund does not have investment limitations described in the prospectus related to the market capitalization of companies, consider tailoring this sentence to an example related to an investment restriction of this Fund.

Response: In response to this comment, the Fund has removed the reference to market capitalizations.

Infrastructure Investment Types, Page 33 - 34

40.	Please define what the term “or an asset” means in the first sentence of the third bullet entitled “Direct Investments” on Page 33.

Response: In response to this comment, the Fund has removed “or an asset” from the third bullet entitled “Direct Investments.”

Portfolio Allocation, Page 34

41.	In the second paragraph of this section, please disclose the quantitative and qualitative factors the Adviser generally considers.

Response: The Fund has removed the above-referenced sentence from its Prospectus.

Hedging Techniques, Page 35

42.

This section discloses that the Adviser intends to employ certain hedging techniques in an attempt to reduce certain risks. On Page 31, there is disclosure that the Fund “may” invest in derivatives to hedge certain risks. Please reconcile the permissive disclosure on Page 31 with the disclosure in this section and disclose what potential risks the Adviser may seek to hedge.

Response: The requested change has been made.

Temporary Defensive Strategies, Page 35

43.

The section entitled “Temporary Defensive Strategies” on Page 35 discloses that the Fund may significantly alter its portfolio as a temporary defensive strategy. Please add disclosure that given the nature of the Fund’s anticipated investments, the Fund may be unable to significantly alter its portfolio to respond to short term market changes.

Response: The requested change has been made.

TYPES OF INVESTMENTS AND RELATED RISK FACTORS, Pages 39 - 64

44.

In the section entitled “General Risks”, consider adding at the end of the sub-section “Investment Risks” on Page 39 that the Fund’s use of leverage directly and the private funds’ use of leverage indirectly could magnify these investment risks.

Response: In response to this comment, the Fund has added the following disclosure under “Investment Risks:”

Any event which affects adversely the value of an investment by the Fund or an Investment Fund would be magnified to the extent the Fund or such Investment Fund is leveraged.

45.

Because of the high percentage of the Fund’s total assets in private funds, please add consolidated risk disclosure about the risks of investments in private funds in a more prominent location than where it is currently located on Page 51. For example, please disclose that because private funds are not registered under the 1940 Act, they are not subject to the same restrictions and reporting requirements of registered funds that can result, at a minimum, in lack of transparency regarding their practices, holdings and value of interests in private fund that can impact valuation of this Fund’s holdings.

Response: The requested change has been made.

46.

The third sentence of the section entitled “Options” on Page 45 states that the Fund’s ability to use options as part of its Investment Program may be subject to certain risks. Please supplementally explain whether the Fund will use options and other derivatives as part of its larger Investment Program or solely for hedging purposes. If options or other derivative instruments will be used as part of the Fund’s larger Investment Program beyond hedging purposes, please clarify the Fund’s investment strategies as to how derivatives will be used.

Response: The Fund confirms it intends to use derivatives solely for hedging purposes.

47.

The section entitled “Indemnification of Private Infrastructure Investments, Investment Fund Managers and Others” on Page 55 states that the Fund may indemnify certain Private Infrastructure Investments, Investment Fund Managers and others. As this is a specific risk associated with investing in such private funds, please add this risk to the specific risk disclosure of private funds. Please also explain supplementally to the staff whether such obligations will be extended to affiliates of the Fund. The staff could have additional comments.

Response: The requested change has been made. The Fund does not intend to invest in Private Infrastructure Investments sponsored by the Adviser or its affiliates, but the Fund may indemnify the Adviser and/or its affiliates as service providers to the Fund.

48.

The section entitled “Inside Information” on Page 60 details risks if the Fund or Private Investment or their affiliates come into possession of material non-public information. Consider whether this risk should be included as part of a general risk of investing in private funds or managers of private funds.

Response: The requested change has been made.

MANAGEMENT OF THE FUND, Pages 66 - 69

49.

The section entitled “Pantheon” on Page 66 describes that the Adviser is affiliated with certain other entities organized in the UK and the United States but the portfolio managers and other personnel of the Adviser are to be completed by amendment. Please explain supplementally to the staff whether the Adviser will share personnel and resources with its different affiliated entities, which we will refer to as “resource sharing arrangements”. If the Adviser or Fund will utilize a resource sharing arrangement with its Affiliate(s) please explains supplementally to the staff the nature of any such arrangement that, at a minimum, addresses the following:

Response: The Fund confirms that the Adviser may share resources with different affiliated entities.

(a)	Identify whether there is a written resource sharing agreement and provide the staff with a copy of the agreement;

Response: The Fund confirms that the Adviser has entered into a services agreement with certain of its affiliates. The Fund respectfully submits that such agreements are not material agreements for the Fund and do not relate to the Fund or any other fund or client of the Advisor specifically.

(b)	Identify each Affiliate that may provide investment management or trading services to the Fund;

Response: It is currently contemplated that personnel at Pantheon Ventures (UK) LLP and Pantheon Ventures (Singapore) Pte. Ltd. (collectively, the “Pantheon Entities”) may provide assistance with respect to the Adviser’s investment management and trading services.

(c)

Identify the country of organization of any such Affiliate that may provide investment or trading services to the Fund, how it is affiliated with the Adviser, whether the Affiliate is a registered entity with the Commission, and identify the owners of the Affiliate;

Response: Pantheon Ventures (UK) LLP is organized under the laws of England and Wales and is an exempt reporting adviser under the Investment Advisers Act of 1940. Pantheon Ventures (Singapore) Pte. Ltd. is organized under the laws of Singapore and is not registered under the Investment Advisers Act of 1940. Affiliated Managers Group, Inc. (“AMG”) indirectly owns a majority of the interests of Pantheon Ventures (US) LP, Pantheon Ventures (UK) LLP, and Pantheon Ventures (Singapore) Pte. Ltd. through AMG New York Holdings Corp.

(d)

In your response, address : (i) the specific services the Affiliate and its employees will provide the Fund and why those services do not amount to advisory services provided to the Fund; (ii) the extent to which the Fund will depend on the Affiliate’s personnel and resources for investment opportunities; (iii) whether the Affiliate’s personnel who provide investment advice with respect to the Fund will be supervised persons of the Adviser under section 202(a)(25) of the Investment Advisers Act of 1940; (iv) whether and what fees are paid to the Affiliate; (v) whether the Affiliate is considered a fiduciary with respect to the Fund; (v) confirm that the records created by the portfolio managers required under the 1940 Act are records of the Fund and the location where they will be maintained.

Response: It is currently anticipated that the Adviser will serve as the sole investment adviser to the Fund. The Pantheon Entities have not and will not enter into an investment advisory agreement with the Fund. Rather, the Pantheon Entities and the Adviser entered into services arrangements pursuant to which the Pantheon Entities provide the Adviser, rather than the Fund, with investment professionals and access to certain resources and treasury services. Pursuant to the services arrangements, the Pantheon Entities provide resources to the Adviser only and do not receive any consideration from the Fund. Accordingly, the services arrangements do not amount to an advisory contract under the 1940 Act and the Pantheon Entities are not considered fiduciaries to the Fund. The Pantheon Entities personnel who assist the Adviser with the provision of investment advice will be supervised persons of the Adviser under Section 202(a)(25) of the Investment Advisers Act of 1940.

(e)

Please explain if Affiliates of the Adviser are providing investment or trading services to the Fund subject to an agreement, why the agreement is not an investment advisory agreement subject to the 1940 Act.

Response: Please see the response to Comment 49(d).

(f)	Please explain if the Fund or Adviser are relying on any no-action relief with respect to any resource sharing arrangement between the Fund, the Adviser or any of the Adviser’s Affiliates.

Response: The Fund confirms that the Adviser is relying on the Unibanco line of no-action letters and IM Information Update 2017-03 “Information Update for Advisers Relying on the Unibanco No-Action Letters.”

FEES AND EXPENSES, Pages 70 - 72

50.

The second paragraph of the section entitled “Fees and Expenses” on Page 70 describes a long list of expenses that the Fund bears. Given the exhaustive list of categories of expenses that the Fund will bear, consider removing the phrase “including, but not limited to” from the first sentence.

Response: The Fund respectfully submits that the above-referenced language is consistent with the Agreement. Therefore, the Fund respectfully declines to make the requested change.

51.

The fourth bullet point on Page 70 identifies that the Fund will bear all costs associated with the “operation and registration of the Fund”. Does the term “registration” of the Fund include the organizational costs of the Fund and if so, how will those costs be amortized and over what time period?

Response: The Fund will review all startup costs, including costs associated with the registration of the Fund, to determine if the cost relates to organizing the Fund (organizational costs) or offering the Fund’s shares (offering costs). The Fund will expense all organizational costs as incurred and will amortize offering costs over 12 months. Since costs associated with the registration of the Fund are considered offering costs, the Fund will amortize such costs over 12 months.

DISTRIBUTION POLICY; DIVIDENDS, Pages 73 - 74

52.

The third full paragraph on Page 74 discloses that distributions will be reinvested in Units of the Fund unless an investor instructs the Administrator to the contrary. Please briefly describe the following:

(a)	How to obtain additional information about the Dividend Reinvestment Plan (“DRP”);

Response: The Fund respectfully submits that it does not have a DRP.

(b)	The method of determining the number of Units that will be distributed in lieu of a cash dividend;

Response: The Fund respectfully submits that the section “Distribution Policy; Dividends” states that, “Units will be issued at their net asset value on the ex-dividend date; there is no sales load or other charge for reinvestment.” Therefore, the Fund respectfully declines to make the requested change.

(c)	The income tax consequences of participating in the DRP (i.e., that capital gains and income are realized even though cash is not received);

Response: The Fund respectfully submits that it does not have a DRP, but that the section “Taxes - Taxation of Investors - Distributions by the Fund” states that, [d]istributions are taxable as described herein whether Investors receive them in cash or reinvest them in additional interests.” Therefore, the Fund respectfully declines to make the requested change.

(d)	How to terminate participation in the DRP and the investor rights upon termination; and

Response: The Fund respectfully submits that it does not have a DRP, but that the section “Distribution Policy; Dividends” states that “Investors may elect not to reinvest by indicating that choice by contacting the Transfer Agent (or, alternatively, by contacting their financial advisor, provided the financial advisor informs the Transfer Agent and provides sufficient supporting documentation). Your request must be received by the Fund before the record date to be effective for that dividend or capital gain distribution.” Therefore, the Fund respectfully declines to make the requested change.

(e)	If applicable, that an investor holding shares that participate in the DRP in a brokerage account may not be able to transfer the Units to another broker and continue to participate in the DRP;

Response: The Fund respectfully submits that it does not have a DRP.

(f)	The type and amount (if known) of fees, commissions and expenses payable by participants in the DRP; and

Response: The Fund respectfully submits that it does not have a DRP.

(g)	If a cash purchase option is available under the DRP, any minimum or maximum investment requires.

Response: The Fund respectfully submits that it does not have a DRP.

REPURCHASES OF UNITS AND TRANSFERS, Pages 76 - 79

53.

Please revise the section entitled “Mandatory Redemption by the Fund” on Pages 77 - 78 to clarify that mandatory redemptions by the Fund must comply with Rule 23c-2 of the 1940 Act. Please also delete the last bullet in the list which states that the Fund may engage in a mandatory redemption “if it would be in the best interest of the Fund, as determined by the Board, for the Fund to repurchase the Units.”

Response: The Fund respectfully notes that this provision exists for the protection of all shareholders so that one shareholder may not jeopardize the tax or other status of the Fund, and any action would be subject to the approval of the Board, a majority of which consists of independent directors. Any repurchase of shares under this provision would be conducted either: (i) pursuant to Rule 23c-2 and not unfairly discriminate against a holder of the Fund’s securities; (ii) pursuant to Rules 23c-1(a) and/or Rule 23c-1(b) and the conditions thereunder; or (iii) pursuant to Rule 23c-1(c), in which case the Fund would file an application with the SEC for an order under Section 23(c)(3) of the 1940 Act permitting the purchase of any security of which it is the issuer which does not meet the conditions of Rule 23c-1 and which is not made pursuant to a repurchase offer. Therefore, the Fund respectfully declines to make any changes in response to this comment.

54.

The disclosure in the third paragraph of the section entitled “Transfer of Units” on Page 79 states that investors have agreed to indemnify the Fund, Sponsor, and Adviser, among others, by purchasing Units of the Fund. Please disclose that claims arising under the federal securities laws are carved out under this provision, or explain supplementally how it is appropriate for investors to waive any claims under the federal securities laws pursuant to this disclosure.

Response: The requested change has been made.

ADDITIONAL INFORMATION, Pages 91 - 93

55.

This section contains disclosure regarding various provisions of the Limited Liability Agreement and Bylaws (Organizational Documents). Please review the staff’s comments on these Organizational Documents below and make corresponding disclosure changes to these sections based on those comments.

Response: The requested change has been made.

STATEMENT OF ADDITIONAL INFORMATION

FUNDAMENTAL INVESTMENT RESTRICTIONS, Pages 1 - 2

56.

The second full paragraph on Page 2 of the SAI states for purposes of the Fund’s concentration policy that investments in Private Funds that invest primarily in infrastructure assets will be treated as investments in the infrastructure industry. Please note that a fund and its adviser may not ignore the investments in affiliated and unaffiliated underlying investment companies when determining whether the Fund is in compliance with its concentration policy. Please add disclosure to clarify that the Fund will consider the investments of underlying investment companies, including private funds, when determining the Fund’s compliance with its concentration policies.

Response: The Fund respectfully submits that the above-referenced disclosure states that the Fund will consider the underlying investment companies in which it invests when determining whether the Fund is invested in the infrastructure industry. Therefore, the Fund respectfully declines to make the requested change.

57.

The third full paragraph on Page 2 describes the Fund’s fundamental policy regarding periodic repurchases of Units. To comply with Rule 23c-2(b)(2), please add to the description of this fundamental policy the following:

(a)	The periodic intervals between the repurchase request deadlines;

Response: The Fund respectfully submits that its fundamental policy states that the Fund will make “quarterly repurchase offers…”. Therefore, the Fund respectfully declines to make any changes in response to this comment.

(b)	The dates of repurchase request deadlines (or how to determine those dates); and

Response: The Fund respectfully submits that it includes the following disclosure as an explanatory note to this section: “Currently, Rule 23c-3 requires the repurchase request deadline to be no less than 21 and no more than 42 days after the Fund sends a notification to Investors of the repurchase offer and requires the repurchase pricing date to be no later than the 14th day after a repurchase request deadline, or the next business day if the 14th day is not a business day.” Therefore, the Fund respectfully declines to make any changes in response to this comment.

(c)	The maximum time between each Repurchase Request Deadline and the next Repurchase Pricing Deadline.

Response: Please see the response to Comment 57(b).

PART C. OTHER INFORMATION, Unnumbered

2. Exhibits

58.	Please confirm that the legal opinion to be filed as Exhibit (l) will be consistent with Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings (Oct. 14, 2011).

Response: The Fund confirms that it will file a legal opinion consistent with Staff Legal Bulletin No. 19 as Exhibit (l).

SIGNATURE PAGE

59.

Section 6(a) of the 1933 Act requires that registration statements be signed by a majority of the Trustees, and the Principal Financial or Accounting Officer. Please ensure that all future amendments are signed by the required personnel identified in Section 6(a).

Response: The Fund confirms that a subsequent pre-effective amendment will be signed by all personnel required under Section 6(a) of the Securities Act of 1933, as amended.

EXHIBIT INDEX, FINAL PAGE (TO COME)

Exhibit (a)(2) Limited Liability Company Agreement (the Agreement”)

60.	In Section 3.1(c) of Article III of the Agreement, please replace the phrase “the 1940 Act” with the phrase “applicable federal securities laws”.

Response: The requested change has been made.

61.	In Section 3.5(a) of Article III of the Agreement, please delete the phrase “from which there is no further right to appeal” or otherwise explain how this complies with Section 17(h) of the 1940 Act.

Response: The Fund respectfully submits that Section 17(h) of the 1940 Act prohibits exculpation for disqualifying conduct. Section 3.5(a) of the Agreement specifies how a determination of such disqualifying conduct is to be made – by court order that is no longer subject to appeal. If the requested change is made, the Fund believes that it would create an ambiguity as to whether non-exculpated liability would attach when a trial court judgment of disqualifying conduct has been entered but is still subject to a pending appeal or period for noticing appeal. Therefore, the Fund respectfully declines to make the requested change.

62.

Please confirm that the powers discussed in Section 3.6(f) of Article III of the Agreement does not include the Fund purchasing insurance that would indemnify any covered person from disqualifying conduct as set out in the 1940 Act or other applicable federal securities laws.

Response: The Fund confirms that the powers discussed in Section 3.6(f) of Article III of the Agreement do not include the Fund purchasing insurance that would indemnify any covered person from disqualifying conduct as set out in the 1940 Act or other applicable federal securities laws.

63.

Section 3.8 of Article III of the Agreement purports to make members agree that the Agreement to the extent it restricts or eliminates duties (including fiduciary duties) and liabilities of officers, directors or other persons will replace such duties and liabilities existing in law or equity. We understand that Delaware law may permit a fund to eliminate or alter the fiduciary duties of trustees, shareholders, shareholders, officers or other persons and replace them with the standards set forth in the Agreement. Provisions eliminating or altering the fiduciary duties of a fund’s trustees, officers, members of any advisory board, investment adviser(s), principal underwriter(s) (“fiduciary covered persons”) are inconsistent with federal securities laws and the Commission’s express views on such person’s fiduciary duties.

Please summarize (list the applicable provisions in the Limited Liability Agreement eliminating or altering existing duties of fiduciary covered persons) in an appropriate place in the prospectus the duties eliminated or altered by the Agreement. Please immediately follow the disclosure with a statement that nothing in the Limited Liability Agreement modifying, restricting or eliminating the duties or liabilities of trustees and other fiduciary covered persons shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

Response: In response to this comment, the Fund will attach its Agreement as Appendix A to its Prospectus. The Fund will add include disclosure in the Registration Statement that nothing in the Agreement modifying, restricting or eliminating the duties or liabilities of directors and other fiduciary covered persons shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

64.

Please amend Section 8.6(c)(2) of Article VIII of the Agreement to state explicitly that this sub-section does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate place in the prospectus this provision and that this provision does not apply to claims arising under the federal securities laws.

Response: The Fund has amended Section 8.6(c) to state that the section does not apply to claims arising under federal securities laws and has included corresponding disclosure in its Prospectus.

65.

Please amend Section 8.6(c)(3) of Article VIII of the Agreement to state explicitly that the requirement to undertake to reimburse the Fund does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate place in the prospectus this provision and that this provision does not apply to claims arising under the federal securities laws.

Response: Please see the response to Comment 64.

66.

Please amend Section 8.6(c)(4) of Article VIII of the Agreement to state explicitly that this provision does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate place in the prospectus this provision and that this provision does not apply to claims arising under the federal securities laws.

Response: Please see the response to Comment 64.

67.

Please amend Section 8.6(d) of Article VIII of the Agreement to state explicitly that this provision does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate place in the prospectus this provision and that this provision does not apply to claims arising under the federal securities laws.

Response: The requested change has been made.

68.

Please rephrase Section 8.11(a) of Article VIII of the Agreement to apply solely to such member information if furnished to a member by the Fund and that is not otherwise publicly available. Please disclose this provision in an appropriate part of the prospectus.

Response: The requested change has been made to the Agreement. The Fund has attached the Agreement as Appendix A to the Prospectus.

Exhibit 2 - Bylaws

69.

Please revise the first paragraph of Section 6.1 of Article VI of the Bylaws to state that the provision mandating actions in Delaware state court does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate place in the prospectus this provision and corresponding risks of such a provision as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum) and that this provision does not apply to claims arising under the federal securities laws.

Response: The requested change has been made.

70.

Please revise the second paragraph of Section 6.1 of Article VI of the Bylaws to state that the reimbursement obligation for claims brought in a foreign jurisdiction do not apply to claims arising under the federal securities laws. Please also disclose in an appropriate place in the prospectus this provision, the corresponding risks of such a provision as to non-federal securities law claims, and that this provision does not apply to claims arising under the federal securities laws.

Response: The requested change has been made.

GENERAL COMMENTS

71.	Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, we may have additional comments.

Response: The Fund confirms that it has not presented any test the waters materials to potential investors in connection with this offering.

72.

We note that many portions of your filing are incomplete or to be updated by amendment. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: The Fund respectfully understands and acknowledges the Staff’s comment

73.

A full financial review must be performed before declaring the registration statement effective, including reviewing, without limitation, the completed fee table, hypothetical expense examples, references to the auditor, auditor consent and seed financial statements.

Response: The Fund respectfully understands and acknowledges the Staff’s comment.

74.

There is no indication that the Fund proposes to engage in any formation transactions. Please confirm to the staff if the Fund anticipates entering any form of portfolio formation transactions in advance of going effective.

Response: The Fund confirms that it does not anticipate entering into any form of portfolio formation transactions prior to the effectiveness of the Registration Statement.

75.

If you intend to omit certain information from the prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

Response: The Fund does not intend to omit certain information in reliance on Rule 430A under the Securities Act of 1933, as amended.

76.	Please advise the staff of any other exemptive orders (other than the ones mentioned in previous comments) or no-action letters that the Fund intends to rely upon.

Response: The Fund does not currently intend to rely on any other exemptive applications or no-action requests in connection with the Registration Statement.

77.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response: The Fund confirms that this letter has been submitted along with a pre-effective amendment to the Registration Statement, as requested. The Fund further confirms that it has indicated in this response where no change was made in response to a comment and has briefly stated its basis for its position.

Please direct any questions you may have with respect to this filing to me at (617) 951-7780 or Gregory Davis at (415) 315-6327.

Very truly yours,

/s/ Lisa M. Henry

Lisa M. Henry